EXHIBIT 99.3
Press Conference

INFOSYS TECHNOLOGIES LIMITED
PRESS CONFERENCE
Q3 FY 09 RESULTS
JANUARY 13, 2009

CORPORATE PARTICIPANTS

 Kris Gopalakrishnan
 Infosys Technologies - CEO and MD

 S.D. Shibulal
 Infosys Technologies - COO

 V. Balakrishnan
 Infosys Technologies - CFO

Mohandas Pai
Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

Subhash Dhar
Infosys Technologies – Head – Communications, Media and Entertainment – Executive Council

Amitabh Chaudhry
Infosys BPO - CEO

PRESS CONFERENCE PARTICIPANTS

Deepu
Business Standard

Gautam Das
Deccan Chronicle

Suresh
Bloomberg

Shamit
Business Line

Shiva Shankar
Mid-day

Meenu Shekar
Business India

Bala
UTVi

Balaji
Rediff

Aiyasha
Star News

Sumeet
Reuters

Bani Paintal Dhawan

Good afternoon everyone.  Welcome to Infosys quarter three result announcement.  It is a pleasure to meet you again.  We will start the proceedings by a presentation by Kris on the company’s financial performance.  Shibu will present on the company’s operational performance.  Kris will come back to provide the financial outlook.  This will be followed by the Q&A.  I would request you to press the black button in the panel in front of you, identify yourself and release it after you have asked the question.  Sorry, it is the red button in front of you.  Over to Kris now.

Kris Gopalakrishnan

Thanks Bani and good afternoon to everyone.  Thank you very much for coming to the news conference on performance for the third quarter ended December 31, 2008.  We have had good all round performance.  On every parameter you would look at, the company has done reasonably well.  In constant currency terms, we have grown 1% sequentially.  Our revenue is within the guidance which we gave.  Reported revenues, of course, dropped 3.7% but in constant currency grew 1% sequentially, in dollar terms. I am talking to you in dollar terms.  I will come back to the rupee performance.  There is a volume growth of 2% this quarter.  Offshore volumes of course grew more than onsite volumes and this is, of course, beneficial to the clients as well as to Infosys.  We added 30 new clients.  We won 4 large deals.  Our utilization improved.  Our attrition came down.  We added almost 6,000 less by 3 people, almost 6,000 new employees this quarter at a gross level and we are looking to add another 3,700 employees this quarter taking the total for the year to 27,000.  When we started the year, we said 25,000, but we will end up the year with about 27,000 gross additions and for the next year also, we have actually already made campus offers.  So, we will be continuing recruitment.  Our DSO, account receivable is 56 days again.  We have improved on last quarter’s performance.  So all around, the company has done well.  Now, looking at the actual numbers, now of course this is a safe harbor clause, the income in Indian GAAP was rupees Rs. 5,786 crores.  The year on year growth on rupee terms is 35.5% actually and net profit after tax is rupees Rs. 1,641 crores, again a year-on-year growth of 33.3%.  Earnings per share, year-on-year growth was 32.7%. So all good numbers.  30 new clients were added.  As I said, we added 5,997 employees at the gross level and today Infosys has 103,000 odd employees.  Looking at the profit and loss statement, we have an operating profit before depreciation of Rs. 2,031 crores, an operating profit before tax and interest of Rs. 1,844 crores and a net profit after tax of Rs. 1,641 crores.  I will come back after Shibu has taken you through the operational performance, but basically all round good performance.  Shibu…

S. D. Shibulal

Good afternoon.  As Kris said, this has been a very good quarter for us.  We have seen improvement all around even in very difficult times.  So many of these numbers which you have seen are slightly different from what you have seen in the past because of the currency fluctuations.  For example, if you look here, the North America has gone from 61.5% to 64.5% and Europe has come down, but just to give you some color. Europe declined by 12.5% sequentially on reported currency but it has actually only declined by 1.2%. So it is not material.  It has only declined by 1.2% in constant currency.  So, many of these numbers, one has to look in constant currency.  Utilization has gone up, excluding trainees, it has gone to 74.5%. So it has gone up from last quarter.  Revenue by project type, fixed price has gone up.  Our strategy is to increase fixed price and non-effort-based pricing.  Both are reflected in the fixed price here.  The fixed price has gone up quarter on quarter.  Onsite/offshore - onsite, if you look at the volume growth, the volume growth has been 2% this quarter, quarter on quarter the volume growth was 2%.  At the same time, onsite came down by 1% and offshore went up by 3.3%.  So, that shows interest in value for money, it shows interest in quality, interest in offshore and that is what is reflected here.  We added 30 new clients this quarter.  Total number of clients is 583.  Number of million dollar clients have come down marginally by 2.  Our repeat business this quarter was 97%.  We have received a number of awards and recognitions.  It is all listed here.  We were recognized as the Most Admired Knowledge Enterprise, the MAKE award.  Women Inclusivity Network (IWIN), NASSCOM has acclaimed the best practices of IWIN.  We are also member of The Global Dow, an index that measures the blue chip by size, reputation and importance in the global arena. We are focused on value-based pricing models, non-effort-based pricing models, either they are based on transactions, they are based on devices, some of them are based on outcomes.  So, we are focused more and more on value-based pricing which is getting reflected in the fixed price actually and fixed price percentage going up.  We successfully launched the retail solution Shopping Trip 360 and we also launched a solution for the home TV, direct to home TV service along with Airtel.  It is a digital convergence platform which we have developed.  It is our own intellectual property and the solution is launched along with Airtel.  There are multiple engagements which are listed on this page.  We work with marquee customers across all verticals.  Even in these tough times, our revenue in financial service and retail has gone up by 4.1% in constant currency in financial services and 2.9% in constant currency in retail.  Banking product is doing very well.   We are seeing good momentum in Europe, Middle East and Australia and in US.  We have applied for aggregate of 25 patents in US and in India during this quarter.  About 196 patent applications pending.  Total employee strength is 103,000.  We added 5,997 employees gross in Q3 and plan to add 3,700 gross in Q4 and that means we will add gross 27,000 employees this year.  The breakup is here.  The net addition is 2,772.  We also recruited 1,388 laterals in Q3.  We have 21 million square feet of space available which can accommodate 90,000 employees and an additional 3 million square feet under construction and that will accommodate another 14,000 employees.  Now let me request Kris to come back to give you the next quarter guidance.  Thank you.

Kris Gopalakrishnan

Thank you very much Shibu.  Our guidance for the fourth quarter, the last quarter of this fiscal is only adjusted because of the currency fluctuation and the decrease in revenue per employee which we saw, 1.8% in constant currency terms which we saw.  Other than that, it stays the same. The income is expected to be in the range of Rs. 5,494 crores to Rs. 5,699 crores.  That will give us a year-on-year growth of 21% to 25.5%.  Earnings per share is expected to be rupees Rs. 26.49.  That is a year-on-year growth of 21.4% and for the full year, our revenue is expected to be in the range of Rs. 21,552 crores to Rs. 21,757 crores which is an year-on-year growth of 29.1% to 30.3% and the earnings per share is rupees Rs. 102.92.  In summary as I said, this is again a reiteration of how strong the Infosys model is. In a challenging environment, our focus on creating value for our clients, our focus on running an optimized and efficient business has allowed us to show good performance in all the parameters you would evaluate a company.  As I said, we have added clients, we have grown volumes, we have grown in revenue terms slightly.  We have seen improvement in margin, we have seen reduction in attrition, we have seen improvement in utilization.  So every parameter you would look at, we have shown actually improvement.  Yes pricing has been impacted but we are comfortable with the current pricing environment and believe that the model is strong and we will be able to sustain the margins.  If the situation worsens further, yes, pricing could get impacted but to some extent we are able to manage these things.  These are business cycle. So as the business cycle improves, the situation improves, we believe that Infosys is in a very strong position and will emerge stronger.  This quarter the operating margin increased primarily due to the depreciation of the rupee.  It has been offset, of course, by depreciation of all other currencies but we are able to sustain the margins.  We have enhanced our investment in training and certification as part of our effort to improve productivity and capability, prepare our employees to actually provide more value to our clients and it is an efficient way of keeping the employees occupied and busy.  So with that we come to the end of the formal presentation.  Now we are open for questions.  Please identify yourself and then ask the question as usual.  Thank you.

Deepu

Kris, this is Deepu from Business Standard Newspaper.  One question for you.  What I can see from your client data, in the 100 million dollar plus client list, you have lost one client it seems.  It used to be 5 in quarter ended September 30 and now it is 4 and I believe the same client you have won in the first quarter.  Any specific reason why you lost this client and what space the client is into, is it in telecom and what is the specific reason for that?

Kris Gopalakrishnan

We have not lost this client.  This quarter the revenue from one of those clients is slightly lower than $ 100 million.  So when you look at the number of clients giving us more than $ 100 million, it is 4 rather than 5 but we have not lost the client.  Some of those numbers have come down because of also the currency fluctuation.  This quarter if you look at pound sterling, it has depreciated by 18% against dollar.  Australian dollar has depreciated by 23% against US dollar and Euro has depreciated by almost 11% against the dollar.  So that has had an impact when you report the revenues in dollar terms for some of these clients.

Gautam Das

Hi, this is Gautam Das from Deccan Chronicle.  Kris, when do you think that tech slump could recede, that is one and two, CIOs are spending exactly where, in what service lines, in what categories?  Thank you.

Kris Gopalakrishnan

The expert opinions and there is some variation here, are that improvement will be seen towards the end of 2009 or early part of 2010.  So we are looking at challenging period for the next 12 to 18 months.  Having said that, budgets are being finalized by companies right now.  By February mid, we expect budgets to be finalized and the expectation is that the budgets would be down slightly or may be constant.  In our discussions with our clients, they are giving indication that this year you should see allocation to offshore increasing.  We will have to wait and see.  We believe that we have a very strong value proposition for our clients and so hopefully we should see some benefit from this.  Where are customers investing?  Typically, maintenance, sustenance, infrastructure management, business process outsourcing, those are the areas where we are seeing good traction.  We are seeing some interesting opportunities in consulting also.  So, there is broad demand in various areas at this point.

Gautam Das

Another question.  Have you seen any upsides from the Satyam fiasco in terms of customer acquisition?

Kris Gopalakrishnan

See the situation is like this.  Some companies, some of those are actually our clients also, have approached us and we have taken the position that we have not proactively going to approach these companies but if they approach us, then we will take it as we would take any new business.  We would look at the request, put together a proposal and if the proposal is acceptable to the client, then we will take it forward.  So we have to wait and see.  The situation is also dynamic in the sense that the regulators, the government has put in a new board and we will have towait and see. Maybe this has an impact on Satyam, it will stabilize the situation and situation may be different.  So we will have to wait and see.

Suresh

Hi, this is Suresh from Bloomberg.  Do you all have an idea how many clients you’ll share business with… Telstra the other day said that they are going to consolidate vendors, they have 4 vendors including you’ll, EDS IBM, and Satyam and they are going to consolidate it to 2.  So, you’ll would have some idea where you and Satyam are joint vendors for some businesses where you think you might benefit.

Shibulal

We do not comment on specific customers.

Suresh

Could you share numbers at least, broadly at least you have about 10 clients with whom where you do business together with Satyam. So that would give us an idea of where you think you might benefit from?

S. D. Shibulal

There must be a number of customers but we do not have an exact number. There must be a number of customers.

Shamit

This is Shamit from Business Line.  A question to Kris.  Are there any particular verticals where you see budgets getting finalized before the other verticals and the second question is has there been any slowness in new projects?

Kris Gopalakrishnan

So, let me answer the second question first.  Definitely the velocity of business has slowed down and we have been seeing this now for two quarters starting September middle we saw that slowdown happening and that continues. The decision making is longer, due diligence is increasing and internally also customers want to make sure that they invest in projects which give them the maximum returns, the best returns, etc.  So that is very much there.  Then the question was…

Shamit

Are there any particular verticals where do you see budgets getting finalized before the other verticals?

Kris Gopalakrishnan

No.  See we are seeing few budgets getting finalized but I wouldn’t want to consider that as a trend or as an indication but we believe that most of the budgets would get finalized by mid February, then we can get a better idea and then we can give you a better feel for the numbers.

Shiva Shankar

I am Shiva Shankar from Mid Day.   Mohandas had said Infosys won’t hire employees from Satyam.  What is the company’s stand now?

T. V. Mohandas Pai

What we had said was that we had asked our HR not to act on any CVs received from employees of Satyam. Not to act and we said that because in the time of crisis, it is not right for people in industry to hire or poach people from companies in trouble.  Right now, it is very important that people stay together in Satyam and work their way out and come out because a lot of careers are at stake.  If 1,000 or 2,000 people were to leave and go away, the company could be impaired, that is why we said that. But it is no reflection on employees of Satyam. Let me say that because there have been many people who say that is a reflection.  It is no reflection, we respect them.  They are people of integrity.  Yeah, they are people of integrity, they are people of great competence and we respect them and later when things improve, we will consider everybody on merit.  We have a very open system.

Meenu Shekar

Meenu Shekar from the Business India.  Mohan, when it comes to clients, you say that if clients approach Infosys, you will take it on a case-by-case basis as you do. But if employees were to approach Infosys, why don’t you take them on an employee-to-employee basis.  At that point of time, why do you look at the company and not when it comes to the clients?

T. V. Mohandas Pai

We have said this because right now there is a crisis.  If clients approach, client talk is going to take time and that will be considered on merit as a separate case.  Right now, it is very important to restore confidence in the system and I think a new board has come, they have taken over. So things are much, much better than what it was maybe last week. So we will wait and watch but this is a position as of date.

Gautam Das

Gautam again from Deccan Chronicle.  Kris, can you quantify the pricing pressure bit?

Kris Gopalakrishnan

So this quarter, the impact in constant currency terms is 1.8%.  The blended pricing declined sequentially by 6.1% in reported currency and constant currency 1.8%. But this is not across the board.  In fact in many instances, we are able to find a win-win solution with the client.  They have some budget constraints, they are facing challenging times and we are able to work with them based on their budgets etc. and in most cases that is an option we would like to take with the clients. You have seen that there is a shift to offshore. That is beneficial to the clients.  It helps us staff the projects better, it helps us service the clients better. So it is a win-win scenario. So there are many options which we are putting on the table and the straight pricing is just only one of the options.  We believe that most clients would look at all these options and that is what we are seeing in our case before they ask for any price cut.

Gautam Das

Just another final question.  Are there any financing options?  There were some reports that said that companies with strong balance sheet would absorb the upfront cost of investment turning the, capex into an opex?

Kris Gopalakrishnan

See, turning capex into opex is not financing option.  It is a business model option.  See some of the new models like Software as a Service, platform-based BPO solution, etc. require let us say the service provider to create the solution, host it and then provide this service on a transaction basis.  So it is pay-as-you-go kind of model.  In that model, Infosys would develop the solution and host it.  So we are making the R&D investment.  We are making the capital investment and the client would pay based on usage of the service. So for example, we have a solution for purchase order processing, it is a procurement solution.  Our BPO and Enterprise Solutions group have that solution and here the pricing is based on volumes of transactions that pass through the system.  So that is a good example of the change that is happening in the business model.

Shamit

This is Shamit again.  We have seen your SG&A has come down quiet a bit compared to last year.  So, would you work on further decreasing your SG&A and secondly how much do you expect revenue from your non-linear revenue to add to your total revenue?

V. Balakrishnan

See SG&A, we always said there could be some 50 to 100 basis points which you can squeeze out.  That is what we have done.  I do not think it will come materially down from what it is today because we all need to get our salaries but I think it will be at this level for some time.  I would like Shibu to talk about the non-linear.

S. D. Shibulal

So, our fixed price has gone up from 34.1% to 36.3%.  It is a reflection of fixed price and non-effort based pricing.  If I take out Finacle which is a product, at this point, our non-effort based pricing would be about 3% to 4%.

Bala

This is Bala here from UTVi.  I just wanted to know your strategy going forward for campus recruitment?  Have you honored all the campus offers that you have made so far and going forward next year what is your strategy?

T. V. Mohandas Pai

As of this date, we have sent letters to everybody to whom offers were made earlier to join.  I think out of 18,100 offers, I think about 2,700 or 2,800, they are outstanding, we have sent letters.  So by March, it will all be closed.  They will all be in.  For the next year we have made 20,000 offers, and we will honor all those offers.  This company has always honored offers.  We are in the process of sending letters to them to say what period of time they would be joining.  We have asked them to come to a portal, and there is a whole process of handholding to make sure that from the time that we tell them about the intention to hire them to the time they actually join, there is a big process all over.

Deepu

This is Deepu from Business Standard once again.   Kris, just a follow up to my earlier question.  You said, the $ 100 million clients, now the revenue has come down a little bit, slightly less than $ 100 million?  Can you just quantify how much less because if I go to $ 90 million dollar client and 80 million dollar clients, I can see one client is missing out of that.  So now the same client is giving you $ 70 million plus revenue or how much less?

Kris Gopalakrishnan

So that particular client has come down to about $ 5 million dollars.  So it is just slightly below $ 100 million, but within still $ 90 to $ 100 million but it is possible that some other client drop from 90 to 100 to 80 to 90, etc.  We have not lost any of the large clients.  It is just that because of the impact of currency etc., some of the revenues reported in dollar terms have come down this quarter because of the significant movement in currency.  Again I want to reiterate, Pound-Sterling which is a large market for us, UK, has dropped by 18%.  Australia, again a significant market for us, has dropped by 23% and Euro has dropped by 11%.  So it will have an impact.  Let us say, you are billing a client $ 100, suddenly you are looking at $ 77 if it is an Australian client, you are looking at say $ 82 if the client is in UK.  That is what has impacted some of these things.

S. D. Shibulal

I also just want to point out something here that if you look at $ 70 million clients, it has gone up by one. The $ 60 million has gone up.  If you look at $ 30 million client, it has gone from 34 to 37.  The $ 20 million have gone up from 56 to 58.  So there have been movements both ways.

Male Speaker

 (Inaudible) _____3.7 and then 2.5?

V. Balakrishnan

Pricing on a constant currency has come down by 1.8%.  So if you look at the revenue growth, revenue growth sequentially declined by 3.7% in dollar terms and if you look at constant currency, it grew by 1%.  So most of the decline, what you saw in the revenue is mainly because of currency.  Net income, we gave a guidance of 57 cents.  We had a 7-cent benefit because of rupee-dollar.  We had an 8-cent impact because of the other currencies.  So net impact is 1 cent, which is forty five paise per share on the net income because of cross currency.

Male Speaker

Okay, in terms of rupee also now, at what price did you hedge?

V. Balakrishnan

See, if you look at the rupee, the cross currency impacted the EPS by around Rs 3.23 per share and we had a rupee benefit of Rs. 4.19.  So net EPS as compared to guidance is Rs. 27.58, mainly because of the benefit we got from rupee and we have a hedging position of $ 576 million.  Last quarter was $ 932 million.  So, we have reduced it because we believe short-term, the chances of rupee appreciating is very low.

Male Speaker

Hedging position is how much?

V. Balakrishnan

$ 576 million.

Male Speaker

$ 576 million, okay.

Aiysha

Balakrishnan, Aiysha here from Star News.  We just heard your comment on one of the channels commenting on Satyam scam or scandal.  You said this case is a testing time for the regulatory authorities.  Do you think the regulatory authority should be redefined and they should begiven more powers so that the industry is not embarrassed by such kind of scams in the future?

V. Balakrishnan

I think all that will happen.  It will get evolved but what I am saying is there are several regulators in this country.  All of them have to act together, more decisively, very strongly and in a short time and should bring in credibility to the system very quickly.  Otherwise, it will go on for years, like the stock scam, the investigation is still going on and not concluded.  So we need decisive actions, quick actions so that you set an example. It will be a deterrent for others so that people will think twice before they do it again.  Even in US after the Enron, there were several regulations but again, there was a scam, Madoff scam.  So, scam will happen.  You cannot stop it, but you can set a clear example, so it will be a deterrent for others.  People will think twice before they do it.

Aiysha

You said there will be addition of 27,000 employees by this year end.  I mean total, 27,000 is that so?

T. V. Mohandas Pai

What I said was that we had originally said that we will hire 25,000 people for this year.  We said that in the first quarter, reiterated in the second quarter, end of the third quarter we are saying for the full year, we estimate that the 25,000 number to go to 27,000.

Aiysha

The lay-off process across the world after this recession has stabilized in the industry?

T. V. Mohandas Pai

No I am talking about Infosys, not the industry.  We have not had any lay-offs.  I am talking about Infosys.

Aiysha

Sir, this process has stabilized somewhere, I mean across the industry?

T. V. Mohandas Pai

What I would reckon is that companies are looking at the work force and deciding what they need to do but one message is very clear.  Tolerance for non-performance is non-existent.  Earlier, when there was a boom, people used to accept non-performance, no performance or whatever it is because they wanted people.  Now, I think people are very tough.  People who are not working hard, people who are not performing.  People whose conduct is not very good, there is no tolerance for them and that is part of this cleaning up the system that is happening today.

Male Speaker

What was your rate of attrition in Q3 and what is its impact on the future hirings the decreased drop in the rate?

T. V. Mohandas Pai

Our attrition last 12 months in Q3 is 11.8%, out of which 1.4% is involuntary attrition and the previous quarter was 12.8%.  Again, 1.4% was involuntary attrition.  Involuntary attrition is substantially people who do not complete our test after their training at Mysore.  Because we are clear, if you do not complete your test, after your finish your training and you get one more opportunity, then you do not carry on.  So it is largely that.  We have had about 1,790 odd people leave us this quarter in Technology and Services business.  It is the lowest on record in the last 8 quarters and is very largely due to the economic condition, and the fact that there is not much hiring.  We also have taken several steps in the company to improve our performance management system which will make sure that high performers are retained at all times.

Female Speaker

This is regarding the World Bank and Wipro issue that has come up recently.  One how credible is Wipro’s explanation that it is a normal practice. Is that so and has Infosys ever offered shares to customers on the Direct Share Program?

V. Balakrishnan

No, I think Wipro has clarified the position.  As far as we are concerned, we never had any Direct Share Program in any of our ADR issues in the past.

Male Speaker

Could you explain little bit about this client acquisition coming down, previous quarter plus also as against a year ago. What does it reflect actually, it has come down to 30 from 40 and 47 a year ago, that is the first one?

S. D. Shibulal

I believe is that we are adding clients at a healthy pace.  There may be some change quarter on quarter and year on year.  We today have 583 customers which is a pretty large number.  Our repeat business is 97%, which means that most of our revenue is coming from customers who are doing business with us for a long period of time and our top clients have grown by 3.2% and the rest is grown by 0.1% and overall growth of 1% in constant currency.  So these are all good numbers.  At the same time, we are focused on two things.  One is expanding our business with existing customers and No.2 is adding new customers but at the same time, we want to add customers in the Fortune 2000 because those are the customers who can grow with us over a period of time.  So, we have 583 customers, not all of them are Fortune 2000 because there may be some customers which are not in the Fortune 2000.

Male Speaker

What is the outlook for this quarter.  Do you see the trend, 47% to 30%, almost 50% you are down in client acquisition?

S. D. Shibulal

Yeah, I know, we don’t give a guidance for the number of customers we will add.  We will add customers.

Male Speaker

And then what is the reason attributed for revenue in geographies, US going up and Europe down, and is it also because of constant currency?

S. D. Shibulal

Yeah, lot of that is to do with constant currency because if you look at it in North America actually, constant currency went up by 1.5% and reported currency 1.1%.  Europe shows a dip but that is because of the currency because the Europe on reported currency declined 12.5% but the decline is nowhere near that.  The decline in constant currency is only 1.2% which is neither material nor secular in nature. So it is not something one needs to worry about because it is not secular in nature and Rest of the World grew by 5.8% in constant currency.

Male Speaker

There seems some stabilization returning in the BFSI space whereas telecom continues to be a pain area and in fact, what I can see from the revenue by industry is in your balance sheet, the contribution of telecom has also gone down significantly, any specific reason for that?

Ashok Vemuri

Yeah, I think in the BFSI segment, there continues to be significant amount of turbulence still.  I think there clearly is a revalidation if you will, of the kind of value proposition that we bring to the table as reflected in the fact that we have grown at 4.1% in constant currency terms and 1% in reporting currency terms. We have also added close to 9 new accounts on both sides of the pond and we continue to find that even though there is some amount of pricing pressure, the clients are still willing to pay us a premium for some of the services that we are bringing to the table.  I would not say that we have bottomed out in terms of what is still expected to come out.  I think the commentary is still that there are still certain bad news that may continue to come out from some of our clients in some of the segments but clearly, their percentage of work from a technology process and process outsourcing perspective, the percentage of business that is going to go to service companies like us is actually going up.  Our product has also done significantly well and continues to gain traction not only in the Asian markets but also increasingly in Europe as well as in the US.

Subhash Dhar

On telecom, if you look at the decline, most of the decline has happened because of the cross-currency effect.  There is no big crisis on the demand side.  However, telecom spenders tend to give us large engagements and therefore there is some lumpiness in our revenue expectations across quarters. That is to be expected.  I think we need to see that over a longer period of time.  So if you really look at these two factors.  One, the fact that most of the impact has been because of cross currency and that is primarily because in telecom more than half of our business is outside of North American market which makes it a little unique in terms of the portfolio that we run in Infosys and the fact that the engagements are usually large engagements. So they tend to have slightly lumpy movements across quarters.

Female Speaker

Can you give us a sense of what is happening in the BPO space?

Amitabh Chaudhry

On the BPO side, on a constant currency basis, we actually grew 4% quarter on quarter and the real numbers have actually come down a little bit.  This has been one of our best quarters in terms of client wins.  We actually had reduction in our staff as we continue to reposition our model based on a lower growth rate.  Also as we move up the value chain, we need a different set of people. So I think some of our existing people are finding it tough to move up and as our standards become stronger, they are failing certifications as Mohan pointed out as we are doing in the case of Infosys Technologies also.  Our international centers continue to expand and we are continuing to see growth in those areas.  We expect Manila and China to expand quite well in the next couple of quarters based on the client wins we have had.  Our solutions and platform story continues to make headway.  We have added one more client on the platform side and HRO.  Some of the solutions are selling extremely well in the market place.  We believe we have made a huge impact in the media and entertainment space and stuff like that.  So, overall a good quarter in a tough environment.  Obviously, with 58% of our revenues in Pounds and Euros we have been impacted negatively in terms of revenues but we have managed well.  Our net margins have grown by more than 1% in this quarter.  Obviously, positively impacted by the rupee depreciation but also by the cost cuts and the cost efficiency measures that we have taken in our overall operating model.

Male Speaker

Hi (Inaudible)____

Kris Gopalakrishnan

See in this environment, we are proactively converting some of our projects to fixed price projects.  This is one way in which we can work with our clients, meet their expectations on budget and still meet our expectation of improving productivity, maintaining margins, etc.  So it is a win-win situation.  We will have to wait and see whether when the situation improves, when the cycle changes and economic growth comes back, would clients would go back to time and material or not.  We will have to wait and see.  This is something which we have been proactively doing to meet the expectations of our clients.  For the near future probably the percentages would be around the same or may be fixed price will continue to go up slightly but I am talking about medium to long term.

Male Speaker

How many projects (Inaudible) _____

Kris Gopalakrishnan

No, no we don’t have Satyam as a vendor partner.  There are many customers where both of us are there.  I don’t have the number on how many customers both of us are working together but there are definitely many customers where both of us are working together.

Male Speaker

 (Inaudible) _____

Kris Gopalakrishnan

Let me clarify this again.  We are not proactively going after Satyam’s business.  If a company approaches Infosys, we will treat it in a similar fashion as we would treat a new request for proposal, a new project and if the client is agreeable to our proposal, our terms and conditions, then we would take it up.  Now when it comes to employees, the matter is completely different because they are not client employees, they are Satyam employees and then we have then go through a very complicated process.  Right now our position is that we would use Infosys employees to deliver the work and that is the position we have taken at this point.

Male Speaker

(Inaudible) _____ spending money as the reports have come committing, the minister also has committed…..is committing money to bail out Satyam.

Kris Gopalakrishnan

That is something between the government and Satyam.  If there is a request, I think the government has to decide.  My view, this is my personal view now, is that there are many ways they can do this. Only in probably extreme conditions the government should look at funding industry.  There are other ways in which you can probably extend credit from bank and things like that. That is probably the first option I mean they should look at.

Male Speaker

IT sector getting tax benefits in the last 10 years. Because of financial fraud a company has got into this kind of a mess and government stepping in actually its condoning what actually happened there.  My question is how is the industry and the company like you take this view?  Government bailing out money after giving tax benefits.

Kris Gopalakrishnan

See, the government is trying to protect jobs, right?  There are 53,000 employees in Satyam.  I mean government is trying to make sure that jobs are protected, etc. and I think in that sense we should all support this.  You know these 53,000 employees were not the cause of all these problems. So that is how we should look at it.

Male Speaker

There was a strong belief that to shore up Satyam any person, particularly Mr. Narayana Murthy from Infosys should have been there in the new board constituted by the government.  What is your stand?

Kris Gopalakrishnan

We had made it very clear that there is a conflict of interest.  Satyam is a competitor to Infosys or Infosys is a competitor to Satyam and none of us can serve on the board of Satyam.  It should be people from other industries and people like Kiran Karnik who has an IT background but he is more of an industry person but not really associated with any particular company.  So those are the right kind of people who should be on the board of Satyam and that is what I think has happened.

Male Speaker

I have a question (inaudible) _____  to ensure there is no further (inaudible)_____ industry.

Kris Gopalakrishnan

I will start off and may be Mohan and Bala would also have something to add.  In the short-term, you know definitely customers and investors would look for comfort, would look for, you know, trust building measures from companies.  If you look at our own disclosure this quarter, we have actually listed every single bank and the amount of money Infosys has in that bank.  Now, we have put that out because then anybody can contact the bank and find out whether the money is really there or not.  So, there is an expectation that you know you have to be ready for a higher amount of disclosure and things like that and I think it is good.  Now, medium to long term, I think you know the focus completely shifts, and I strongly believe that medium to long term the growth opportunity still exist.  If we have the right service, the right solution, the right capabilities, we have the ability to scale, you can take advantages of those growth opportunities, and so medium to long term, the focus will be actually on building those solutions, those capabilities, the leadership, the management, etc., required to take advantage of the growth opportunity.  So, the focus actually would shift from you know whatever has happened.  It is unfortunate that when there is a downturn, this also happen, but you know, I would not say that this would be a long lasting concern for investors or companies.  Mohan you want to add something.

T. V. Mohandas Pai

There are three things that Indian industry needs to do to make sure that such a thing may not happen again.  Indian industry, I am not saying Indian IT industry, Indian industry.  India as a whole.  I think the first thing is to make sure is the enhanced level of disclosure and transparency.  You will have to give a lot more information, you have got to be much more transparent, so that all stakeholders understand the state of affairs.  So, what the disclosure and transparency is, I think we have to look at best practices and maybe you know work together to come out with that.  The second thing that needs to be done is to have an institutional framework within every company which makes sure that no one person has such authority that it can be abused.  For example, within Infosys, we have this kind of structure, we have a very empowered audit committee.  We have a group of independent directors who spend a lot of time and energy and get into details. Our internal audit reports directly to the audit committee.  Statutory auditors have a direct access to the audit committee.  We have a whistleblower policy where any employee who feels something is wrong can write to the audit committee.  We have a direct hotline to the audit committee chairman, so that information can flow seamlessly.  Our internal systems are open to hundreds and thousands of project manages who can see their own project, how many people are allocated, what projects are done, what is the profitability, all our leadership many of them are sitting here know exactly what is happening within their own unit.  There is total transparency across all stakeholders.  The chance that any one person can manipulate is extremely limited, and we also made sure that the institutional mechanism between the internal audits, statutory audits, the audit committee, the board of directors works the maximum extent.  The independent directors meet among themselves, that is two.  Third thing what is required is effective enforcement of regulations in the country.  We have to create a culture where good people are rewarded and bad people go to jail.  We should create a culture in the country where regulators come down hard like Bala said to give strong deterrent punishment in a short while and not let cases drag on in courts for many, many years.  So, once that is done, I think the chance of something like this happening will reduce substantially.  Will it be eliminated, no.

Male Speaker

What is your reaction on the World Bank blacklisting Wipro, and there we heard even German was taken by surprise not knowing what the employees are doing, and what are the main (inaudible) _____ 56:14.

Kris Gopalakrishnan

Wipro has clarified the situation and given the details.  So, there are no other, you know, comments from us.  We have also said that you know we did not have a direct share program at Infosys in our ADS offerings.

Sumeet

Hi, this is Sumeet here from Reuters News.  Could you give me a quick view on your consulting and China units, the two units have continued to make loses, and do you see any upside to your consulting business in the near term due to the M&A activity that is going on in the market.  Thanks.

S. D. Shibulal

So, both are in investment mode.  China is recruiting.  The number of employees have crossed 1000 this quarter.  We had challenges with the customers early on in making China a viable delivery center, but that is changing now.  We are seeing more and more clients willing to accept China as a delivery center.  The quality of work coming out of China is very good and that is a big plus point.  Consulting also continued to be in investment mode.  The revenues have crossed a good number 100 million, I do not have the number in front of me, but the revenues are growing and the synergies between Infosys Consulting and the rest of the organization is allowing us to win good transformational deals.  So, if you remember last quarter, we had multiple transformational deals.  This quarter also we have won two or three transformational deals and that is the result of synergies between Infosys Consulting and the Infosys, the downstream organization.

Sumeet

Could you give me a timeframe when do you see these two units breaking even?

S. D. Shibulal

Consulting should breakeven in the next year, and China in the near future.

Bani Paintal Dhawan

Thank you everyone, we request you to join us for lunch.

Kris Gopalakrishnan

Thank you from our side, and see you all next quarter.  Thank you.